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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 000-22628

ARCADIS N.V.
(Translation of registrant's name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Dear Shareholder:

        On behalf of the Executive Board of ARCADIS N.V., I cordially invite you to attend a Special General Meeting of Shareholders, which will be held on March 31, 2008 at 11:00 a.m. local time, at the office of ARCADIS N.V., located at Nieuwe Stationsstraat 10, in Arnhem, the Netherlands.

        Accompanying this letter are the following documents: (1) an agenda for the special meeting which describes the business to be transacted at the meeting, (2) the notice of the special meeting, and (3) our proxy statement and a proxy card, which, together, provide information on the proposal to be voted upon by our shareholders at the special meeting.

        The Company's Supervisory Board and Executive Board unanimously recommend that shareholders vote "FOR" the sole proposal to be voted upon at the meeting.

        Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope at your earliest convenience so that your shares will be represented at the meeting. You may still attend the meeting if you return the proxy card. If you choose to attend the meeting, you may revoke your proxy and cast your votes in person. Please note that should you transfer ownership of the shares you voted by proxy prior to the meeting, your votes may be invalid under Netherlands law and may not be counted.

        If you have any questions about the proxy statement, or any other aspect of the special meeting, please contact either Joost Slooten in the United States at (631) 391-5262, or Anja van Bergen-van Kruijsbergen in the Netherlands at +31-26-377-8245.

Sincerely yours,

Harrie L.J. Noy Chairman of the Executive Board

Arnhem, The Netherlands
March 3, 2008

ARCADIS N.V.

AGENDA OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
March 31, 2008

        A Special General Meeting of Shareholders of ARCADIS N.V. will be held at the office of ARCADIS N.V., located at Nieuwe Stationsstraat 10, in Arnhem, the Netherlands, on March 31, 2008, at 11:00 a.m. local time. Set forth below is an agenda for the business to be transacted at the special meeting and the order in which these agenda items will be presented to our shareholders.

  1.
  Opening and Announcements

  2.
  Approval of the Amendments to our Articles of Association

  A.
  Amendment Number 1

  B.
  Amendment Number 2

  3.
  Questions and Answers

  4.
  Adjournment

Arnhem, March 3, 2008
The Executive Board
ARCADIS N.V.
P.O. Box 33
6800 LE Arnhem
The Netherlands

ARCADIS N.V.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

         A Special General Meeting of Shareholders of ARCADIS N.V. will be held at the office of ARCADIS N.V., located at Nieuwe Stationsstraat 10, in Arnhem, the Netherlands, on March 31, 2008, at 11:00 a.m. local time, for the sole purpose of approving amendments to our Articles of Association.

        Only shareholders of record of ARCADIS at the close of business on March 3, 2008 will be entitled to notice of the special meeting and any adjournments thereof and will be entitled to vote at the meeting. We will make available at the special meeting a complete list of shareholders of record at the close of business on March 3, 2008, and on March 30, 2008, the day immediately preceding the special meeting. If you wish to attend the special meeting in person, you will be required to present proper identification, proof that you were a shareholder of ARCADIS N.V. on March 3, 2008, and proof of the number of shares you owned on March 3, 2008.

        WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE MARK YOUR VOTE FOR THE PROPOSAL AND COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE AT YOUR EARLIEST CONVENIENCE SO THAT YOUR SHARES WILL BE REPRESENTED AT THE MEETING. YOU MAY STILL ATTEND THE MEETING IF YOU RETURN THE PROXY CARD. IF YOU CHOOSE TO ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND CAST YOUR VOTES IN PERSON. PLEASE NOTE THAT SHOULD YOU TRANSFER OWNERSHIP OF THE SHARES YOU VOTED BY PROXY PRIOR TO THE SPECIAL MEETING, YOUR VOTES MAY BE INVALID UNDER NETHERLANDS LAW AND MAY NOT BE COUNTED.

By Order of the Executive Board,

Harrie L.J. Noy Chairman of the Executive Board

Arnhem, The Netherlands
March 3, 2008

ARCADIS N.V.
Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands

PROXY STATEMENT

For the Special General Meeting of Shareholders to be held on March 31, 2008.

INTRODUCTION

        This proxy statement is being provided by and on behalf of the Executive Board of ARCADIS N.V., a company organized and existing under the laws of the Kingdom of The Netherlands, in connection with the solicitation of proxies for use at the Special General Meeting of Shareholders of the company to be held on March 31, 2008 at 11:00 a.m. local time, at the office of ARCADIS N.V., located at Nieuwe Stationsstraat 10, in Arnhem, the Netherlands, and at any and all adjournments or postponements thereof. This proxy statement and the enclosed proxy card will be first mailed on or about March 3, 2008.

        The special meeting will be held for the sole purpose of approving a number of amendments to our Articles of Association.

Shareholders Entitled to Notice and Vote

        Only shareholders of record of ARCADIS at the close of business on March 3, 2008 will be entitled to notice of the special meeting and any adjournments thereof and will be entitled to vote at the meeting.

        On February 25, 2008, there were 20,645,615 shares of the Company's common stock, €0.05 nominal value, issued and outstanding and 200 priority shares, €0.05 nominal value, issued and outstanding. On such date no shares of the Company's cumulative preferred stock, €0.05 nominal value, and no shares of the Company's cumulative financing preferred stock, €0.05 nominal value, were issued and outstanding.

        Please note that if you decide to transfer ownership of the shares you voted by proxy prior to the special meeting, your votes may be invalid under Netherlands law and may not be counted.

        If your shares are held in the name of a brokerage firm, bank nominee or other institution, only the institution may sign a proxy card with respect to your shares. Accordingly, please contact the person responsible for your account and provide your proxy card with instructions on how your shares should be voted at the meeting.

Votes and Quorum

        Each issued and outstanding share of common stock represents the right to one vote at the special meeting, regardless of whether the share is voted in person or by proxy card. Our Articles of Association do not impose a requirement that a quorum of shareholders be present or represented by proxy at the special meeting in order for a vote to be taken on any of the proposals on the agenda for this year's annual meeting.

        Holders of shares representing 3/4 of the outstanding shares of common stock must be present at the meeting in order for a quorum to exist for purposes of approval of the amendments to our Articles of Association. Pursuant to Article 28 of our Articles of Association, an amendment of our Articles of Association requires the affirmative vote of 3/4 of the votes validly cast at the meeting. If such a quorum is not present at the meeting on March 31, 2008 then pursuant to Article 28.2 of our Articles, a second meeting is required to adopt the amendments. At the second meeting, a vote equal to 3/4 of the votes validly cast is required to approve the amendments, regardless of whether a quorum exists or not. Such a meeting has been tentatively scheduled for May 7, 2008 at 2.00 p.m. local time.

        Pursuant to Article 28 of our Articles of Association the proposed amendments of our Articles of Association were approved by The Supervisory Board and the Priority Foundation.

Proxies

        The shares represented by a proxy card will be voted in accordance with the instructions indicated on the proxy card if:

  •
  the enclosed proxy card is fully and properly executed;

  •
  the proxy card is returned to us on time;

  •
  the proxy is not revoked prior to or at the special meeting;

  •
  the owner of the shares voting in accordance with the proxy has not transferred the shares prior to the special meeting.

        If no instructions are indicated on the proxy card, your proxy will be voted "FOR" the proposed amendments to our Articles of Association. All persons named as proxies on the enclosed proxy card are members of our Management Board.

        Any shareholder voting on a proxy card has the right to vote "FOR," "AGAINST" or to "ABSTAIN" on the sole proposal by indicating as such on the proxy card.

        A shareholder who has returned a proxy card to us may revoke it at any time prior to the special meeting by doing one of the following:

  •
  providing written notice of revocation to the Chairman of the Management Board;

  •
  properly submitting a duly executed proxy card bearing a later date; or

  •
  voting in person at the special meeting.

        If you wish to attend the special meeting, you will be required to present proper identification, proof that you are a shareholder, and proof of the number of shares you own on March 3, 2008. All written notices of revocation of a proxy card should be sent to the following address: ARCADIS N.V., Nieuwe Stationsstraat 10, 6811 KS, Arnhem, the Netherlands, Attention: Harrie L.J. Noy, Chairman of the Executive Board.

PROPOSAL 1

AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION

        The Executive Board, with the approval of the Supervisory Board and the Priority Foundation, proposes to amend the Articles of Association in order:

  •
  to cause a split of the Company's capital stock on a 1:3 ratio;

  •
  to adopt amendments to our Articles of Association in anticipation of certain proposals of law made by the European and Dutch legislators;

  •
  to have the Management Board rather than the Supervisory Board approve and authorize future issuances of our capital stock, and limitations and exclusions with respect to pre-emptive rights; and

  •
  to make a couple of other immaterial modifications to our Articles of Association (Article 23.2 and 23.3), which will have no impact on shareholders other than to improve the readability of our Articles of Association.

        Below is a summary of the material changes the Executive Board proposes to make to our Articles of Association. The complete text of the proposed amendments (together with this agenda and the explanatory notes) is available for inspection at the offices of the Company, Nieuwe Stationsstraat 10 in Arnhem and at the ABN AMRO Service Desk, tel. 011-31-579-9455, and is also posted on our corporate website (www.arcadis-global.com).

•
Split of our Capital Stock

        The Executive Board is proposing to amend our Articles of Association in order to split all our capital stock (including our cumulative preference shares, cumulative financing preference shares and priority shares) on a 1:3 basis. This means that if Proposal 1 is adopted, for every share you own, you will own three shares of the same capital stock. The stock split will not impact your voting rights or beneficial ownership in the Company. The stock split is intended to enhance the marketability of our capital stock. The stock split will be accomplished in two stages, described below under Amendment Number 1 and Amendment Number 2. By voting "For" Proposal 1, you will have consented to both Amendments.

  Amendment Number 1

        Amendment Number 1 will increase the nominal value of each share to EUR 0.06 from EUR 0.05. In order for all of our outstanding common shares and priority shares to be paid up as required by Netherlands law, there is need for an additional payment of EUR 0.01 on each share. The additional payment on the ordinary shares will be charged to the share premium reserve of the Company pursuant to Article 27.11 of our Articles of Association and in accordance with section 2:105 of the Dutch Civil Code. The charge to our share premium reserve will not require you to make any payment. The additional payment on the priority shares will be realized through a cash payment, but will not require you to make any payment. By voting "For" Proposal 1, you will have consented to Amendment Number 1.

  Amendment Number 2

        After increasing the nominal value as described above under Amendment Number 1, our capital stock will be split through a second amendment of our Articles of Association. By voting "For" Proposal 1, you will have consented to Amendment Number 2.

        The language below will replace the current language in Article 3.1 of our Articles of Association:

    3.1
    The authorized capital of the company amounts to six million and twelve euro (EUR 6,000,012). It is divided into:

    •
    one hundred and twenty million (120,000,000) ordinary shares with a par value of two eurocent (EUR 0.02) each;

    •
    one hundred and fifty million (150,000,000) cumulative preference shares with a par value of two eurocent (EUR 0.02) each;

      •
      thirty million (30,000,000) cumulative financing preference shares with a par value of two eurocent (EUR 0.02) each, subdivided into six (6) series), numbered 1 to 6, each of five million (5,000,000) shares; and

      •
      six hundred (600) priority shares with a par value of two eurocent (EUR 0.02) each.

•
Other amendments

        In addition to the amendments described above, the Executive Board has proposed some additional amendments that are driven by proposed legislation by European and Dutch legislators. Due to the uncertainty pertaining to date of implementation and the exact contents of this legislation, we propose to reference the statutes to be adopted in our Articles of Association as required by Netherlands law. This ensures that the proposed legislation is automatically reflected in our Articles of Association. By voting "Yes" on Proposal 1, the amendments below will be adopted, if and when the proposed legislation is adopted, and automatically incorporated into our Articles of Association.

        The proposed amendments would do the following:

  •
  Eliminate the requirement that share buy-backs be limited to a maximum of 10% of the issued share capital;

  •
  Extend the maximum authorization period for a share buy-back programs to last 5 years from the current limitation of 18 months;

  •
  Eliminate the prohibition for the Company and its subsidiaries to grant loans for the purpose of acquisition by third parties of shares in the capital of the company under section 2:98c of the Dutch Civil Code;

  •
  Extend the notification date for meeting of shareholders; and

  •
  Increase the percentage ownership of the Company a Shareholder must own to propose an item on the agenda of a meeting to 3% from 1%.

        Additionally, the Company proposes to have the Executive Board (rather than the Supervisory Board) determine whether to issue further shares of capital stock or rights to acquire capital stock. By voting "For" Proposal 1, this amendment will be adopted.

THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS APPROVE THE PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION DESCRIBED ABOVE IN PROPOSAL 1, AND IN ACCORDANCE WITH THE TWO DRAFTS PREPARED BY THE NOTARY PUBLIC OF DE BRAUW BLACKSTONE WESTBROEK DATED JANUARY 29, 2008 BY VOTING "FOR" PROPOSAL 1. APPROVAL OF PROPOSAL 1 WILL ALSO GRANT A POWER OF ATTONEY TO EVERY MEMBER OF THE EXECUTIVE BOARD, THE SECRETARY OF THE COMPANY AND ANY NOTARIAL EMPLOYEE OF DE BRAUW BLACKSTONE WESTBROEK TO EXECUTE THE DEEDS OF AMENDMENT PURSUANT TO NETHERLANDS LAW.

OTHER MATTERS

        The Executive Board and the Supervisory Board do not know of any other matter to be brought before the shareholders. If any other matters are properly brought before the shareholders at the special meeting, the persons appointed as proxies will vote the shares represented thereby in accordance with their judgment.

List of Shareholders of Record

        A list of shareholders of record entitled to receive notice of the special meeting will be available at the offices of ARCADIS, Nieuwe Stationsstraat 10, 6811 KS, Arnhem, the Netherlands, for inspection by our shareholders during regular business hours from March 3, 2008 to the date of the special meeting. A list of shareholders of record at the close of business on March 30, 2008, the day immediately preceding the special meeting, will also be available during the special meeting for inspection by shareholders who are present.

Harrie L.J. Noy Chairman of the Executive Board

Arnhem, The Netherlands
March 3, 2008

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.
Date: March 3, 2008	By:	/s/ Harrie L.J. Noy Chairman of the Executive Board

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NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
INTRODUCTION
PROPOSAL 1 AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION
OTHER MATTERS
SIGNATURES